AMENDMENT WITHDRAWAL REQUEST
CanArgo Energy Corporation
P.O. Box 291, St Peter Port
Guernsey, GY1 3RR, British Isles

September 30, 2008
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Donna Levy, Esq.
CanArgo Energy Corporation
Post-Effective Amendment to Registration Statement on Form S-3
(Registration No. 333-150625), filed on September 29, 2008
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, CanArgo Energy Corporation (the “Registrant”) hereby applies to the Securities and Exchange Commission for consent to immediately withdraw the Registrant’s Post-Effective Amendment to its Registration Statement on Form S-3 (Registration No. 333-150625), filed on September 29, 2008, hereinafter referred to as the “Post-Effective Amendment.”
     The Post-Effective Amendment is being withdrawn because it was miscoded as EDGAR submission type POS EX (on September 29, 2008) instead of EDGAR submission type S-3/A. The Registrant refiled the Post-Effective Amendment under the correct S-3/A submission type today, September 30, 2008. No securities have been sold pursuant to the Post-Effective Amendment.
     The Registrant respectfully requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Post-Effective Amendment in the following manner: “Withdrawn upon the request of the Registrant, the Commission consenting thereto.”
     Please forward copies of the order consenting to the withdrawal of the Post-Effective Amendment, if any, to the undersigned at P.O. Box 291, St Peter Port, Guernsey, GY1 3RR, British Isles with a copy to our counsel, Peter A. Basilevsky, Esq., Satterlee Stephens Burke & Burke LLP, 230 Park Avenue, Suite 1130, New York, N.Y., 10169. Please call Mr. Basilevsky at (212) 404-8779 with any questions regarding this matter.
Very truly yours,
CanArgo Energy Corporation
By: /s/ Jeffrey Wilkins
Name: Jeffrey Wilkins
Title: Chief Financial Officer

Cc:	Donna Levy, Esq. Securities and Exchange Commission Via Facsimile Peter A. Basilevsky, Esq.